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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             INTERVISUAL BOOKS, INC.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                  460918 10 5
                                 (CUSIP Number)


                                  Waldo H. Hunt
                             Intervisual Books, Inc.
                        2716 Ocean Park Blvd., Suite 2020
                         Santa Monica, California 90405
                                 (310) 396-8708
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  July 22, 1998
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 460918 10 5                   Schedule 13D                 Page 2 of 6
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1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         Waldo H. Hunt and Patricia E. Hunt, individually and as trustees of the Hunt Family Trust
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          a [ ]
                                                                          b [x]
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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS

         PF, OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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                              7.       SOLE VOTING POWER

                                       2,924,419
        NUMBER OF           ----------------------------------------------------
         SHARES               8.       SHARED VOTING POWER
       BENEFICIALLY
        OWNED BY                       0
          EACH              ----------------------------------------------------
        REPORTING             9.       SOLE DISPOSITIVE POWER
         PERSON
          WITH                         2,924,419
                            ----------------------------------------------------
                             10.       SHARED DISPOSITIVE POWER

                                       0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                            [ ]

         N/A
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         56.1%, BASED ON 5,164,531 SHARES OF COMMON STOCK OUTSTANDING AS OF DECEMBER 31, 1998.
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14.      TYPE OF PERSON REPORTING

         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 460918 10 5               Schedule 13D                    Page 3 of 6
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                  This Schedule 13D amends the original Schedule 13G dated
February 12, 1992 (the "Original Schedule 13G") filed with the Securities and Exchange Commission (the "Commission") by Waldo H. Hunt, as previously amended by Amendment No. 1 (the "Amendment") to the Original Schedule 13G dated August 20, 1997 filed by Mr. Hunt with the Commission. This Schedule 13D reports all transactions in the Issuer's Common Stock by the Reporting Persons since the filing of the Amendment.

Item 1.           Security and Issuer

                  This Schedule 13D relates to the common stock, no par value (the "Common Stock") of Intervisual Books, Inc. ("Issuer"). The Issuer's principal executive offices are located at 2716 Ocean Park Boulevard, Suite 2020, Santa Monica, California 90405.

Item 2.           Identity and Background

                  (a) This Schedule 13D is being filed by Waldo H. Hunt and Patricia E. Hunt (the "Reporting Persons"), individually and as Trustees of The Hunt Family Trust UTA May 30, 1980 (the "Hunt Family Trust"). Both Trustees of the Hunt Family Trust have voting and investment power.

                  (b) The principal business office of the Reporting Persons is 2716 Ocean Park Blvd., Suite 2020, Santa Monica, California 90405.

                  (c) The principal occupation of Mr. Hunt is Chairman of the Board and Chief Executive Officer of the Issuer. Mrs. Hunt is not currently employed.

                  (d)(e) Neither Waldo H. Hunt nor Patricia E. Hunt has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Waldo H. Hunt and Patricia E. Hunt are citizens of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Except for 328,000 shares of Common Stock acquired in 1998 as a result of the merger of the Hunt Creative Group, a California corporation (the "Hunt Group") with and into the Issuer, the total amount of funds required by the Reporting Persons to acquire the others shares reported in Item 5(c) was approximately $62,437.50. Such funds were the Reporting Person's personal funds. The consideration for the 328,000 shares of Common Stock acquired as a result of the merger of the Hunt Group with and into the Issuer was the shares of the Hunt Group held by the Hunt Family Trust. No consideration was paid for any of the stock options reported in Item 5(c).

Item 4.           Purpose of Transaction.

                  Reporting Persons acquired the Common Stock reported herein for investment purposes based on the belief that such stock represents an attractive investment opportunity. Reporting Persons may make additional purchases of Common Stock or may engage in dispositions of all or a portion of the Common Stock presently owned or hereafter acquired by them, either in the open market or in private transactions, depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other investment opportunities, general economic conditions, money and stock market conditions and other future developments and factors that the Reporting


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CUSIP No. 460918 10 5              Schedule 13D                     Page 4 of 6
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Person deems material to their investment decisions. Since the formation of the
Issuer, the Reporting Persons have held a controlling equity interest in the Issuer.

                  In connection with Mr. Hunt's Employment Agreement, the Issuer granted to Mr. Hunt options to purchase 150,000 shares of Common Stock. Such Employment Agreement also entitles Mr. Hunt to certain other rights and benefits and a copy of the agreement is incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer.

                  (a) The Reporting Persons beneficially own 2,924,419 shares of Common Stock (including options to purchase 50,002 shares of the Common Stock granted to Mr. Hunt and exercisable within sixty (60) days of this filing) or approximately 56.1% of the Issuer's outstanding Common Stock (based on the number of shares outstanding as of December 31, 1998).

                  (b) The Reporting Persons each have the power to vote and direct the disposition of the shares reported herein.

                  (c) At the Issuer's Annual Meeting of Shareholders held on July 22, 1998, the merger of the Hunt Group with and into the Issuer was approved by the Issuer's shareholders. Under the terms of the merger, 302,000 shares of Issuer's Common Stock were issued to the Hunt Family Trust effective August 7, 1998 and 26,000 shares of Issuer's Common Stock were issued to The Hunt Family Trust on December 3, 1998. On October 1, 1997, Issuer granted to Mr. Hunt options to purchase 119,000 shares of Common Stock under Issuer's existing stock option plans and additional options to purchase 31,000 shares pursuant to a separate agreement which was approved by Issuer's shareholders in July 1998. All such options vest in three annual increments and options to purchase 100,000 shares of Common Stock have an exercise price of $1.625 per share and options to purchase 50,000 shares have an exercise price of $1.7875 per share. As of the filing of this Schedule 13D, Mr. Hunt is deemed to beneficially own options to purchase 50,002 shares.

                      On November 19, 1997, Mr. Hunt sold 10,000 of Common Stock in a private transaction for $1.75 per share. Effective December 23, 1997 Mr. Hunt disposed of 17,000 shares of Common Stock by gift. Effective December 30, 1998, Mr. Hunt disposed of 15,000 shares of Common Stock by gift. Such gifts were without consideration. Attached as Appendix A to this Schedule 13D is a list of all purchases of shares of Common Stock by the Reporting Persons since the filing of the Amendment.

                  (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by the Reporting Persons.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  As previously reported, on October 1, 1997, Mr. Hunt was granted options by the Issuer to purchase 150,000 shares of Common Stock.

Item 7.           Material to be Filed as Exhibits.

                  99.1 Employment Agreement between the Issuer and Waldo H. Hunt (incorporated by reference to Exhibit 10.19 to Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).


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CUSIP No. 460918 10 5              Schedule 13D                     Page 5 of 6
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                  99.2 Nonstatutory Stock Option Agreement between the Issuer and Waldo H. Hunt (incorporated by reference to Exhibit 10.20 to Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).

                  99.3 Agreement and Plan of Merger among the Issuer, the Hunt Creative Group and The Hunt Family Trust (incorporated by reference to Exhibit
10.30 to Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 15, 1999                     /s/ Waldo H. Hunt
                                             -----------------------------------
                                             Waldo H. Hunt, Individually and as
                                             Trustee of The Hunt Family Trust
                                             UTA May 30, 1980



                                             /s/ Patricia E. Hunt
                                             -----------------------------------
                                             Patricia E. Hunt, Individually and
                                             as Trustee of The Hunt Family Trust
                                             UTA May 30, 1980


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CUSIP No. 460918 10 5              Schedule 13D                     Page 6 of 6
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                                   APPENDIX A

                  The table below sets forth purchase of Common Stock by the Reporting Persons since the filing of the Amendment.

                                     Number                      Approximate
  Date                             of Shares                 Price Per Share ($)
--------                           ---------                 -------------------
07/28/98                               500                          1.875
08/17/98                             1,000                          1.9375
09/02/98                             1,000                          1.25
09/04/98                             2,000                          1.1875
09/09/98                             2,000                          1.4375
09/23/98                             2,000                          1.00
10/09/98                             1,000                          1.00
10/12/98                               500                          1.125
10/13/98                               500                          1.125
10/15/98                               500                          1.125
10/21/98                             3,000                          1.1875
10/26/98                             1,000                          1.25
10/27/98                             1,100                          1.25
10/27/98                               500                          1.4375
10/27/98                               200                          1.50
10/27/98                               500                          1.5625
10/27/98                               700                          1.625
10/28/98                               500                          1.625
12/07/98                             1,000                          1.4375
12/08/98                             3,000                          1.375
12/10/98                             1,000                          1.3125
12/14/98                             1,000                          1.375
12/15/98                             2,000                          1.00
12/16/98                             1,000                          1.0625
12/18/98                             4,000                           .875
12/23/98                             1,000                          1.125
12/28/98                             1,000                          1.125
12/28/98                             1,000                          1.00
12/29/98                             1,000                          1.25
12/30/98                             2,500                          1.50
12/30/98                             2,000                          1.25
01/08/99                             1,000                          1.50
01/08/99                               500                          1.625
01/08/99                               500                          1.75
01/21/99                             1,500                          1.9375
01/21/99                               500                          1.50
01/22/99                             3,000                          1.46875
01/25/99                             1,000                          1.625

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